Exhibit 99-2

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

We are pleased to submit the condensed unaudited financial statements of Koor Industries Ltd for the nine months and third quarter of 2007, ended September 30, 2007.

Koor Industries Ltd (the “Company”) is a member of the IDB Group and is one of the most prominent holding companies in Israel, investing in companies operating in a range of business segments. The Company, together with its wholly owned subsidiaries (“Koor”), generally invests in investees where it obtains influence in their direction and management.

1.	Results of operations

The Company’s net earnings for the first nine months of 2007 was about NIS 737 million, with basic earnings per share of about NIS 44.3, compared with earnings of about NIS 15 million and basic earnings per share of about NIS 0.9 for the first nine months of 2006.

The Company’s net earnings for Q3 2007 was about NIS 462 million, with basic earnings per share of about NIS 27.8, compared with earnings of about NIS 7 million and basic earnings per share of about NIS 0.5 for Q3 2006.

Breakdown of Koor’s financial results:
	First Nine Months of		Third Quarter of		Full Year
	2007	2006	2007	2006	2006
	Unaudited		Unaudited		Audited
	M i l l i o n N I S
Koor’s equity in the operating results of investee companies, net	244	122	13	32	46
Gain from sale of investments, net of impairment	599	5	539	-	47
Administrative, financing and other expenses, net	(106)	(112)	(90)	(25)	(134)
Net earnings (loss)	737	15	462	7	(41)
Basic earnings (loss) per share (in NIS)	44.3	0.9	27.8	0.5	(2.0)

1.1	Koor’s equity in the operating results of investee companies, net

	Koor's equity in the operating results (loss) for the first nine months of the year			Koor's equity in the operating results (loss) for third quarter of
	2007	2006	Change	2007	2006	Change
	M i l l i o n N I S
Makhteshim Agan	262	186	41%	65	40	63%
ECI	58	17	241%	(19)	12	n/a
Telrad	8	(77)	n/a	4	(12)	n/a
ECTel	(6)	(0)	n/a	(1)	(0)*	n/a
Other Companies	(21)	(25)	16%	(23)	9	n/a
Excess cost and other adjustments	(57)	21 **	n/a	(13)	(17)	24%
Total	244	122	100%	13	32	(59%)

*	ECTel has been treated as an affiliated company since Q3 2006. The reported amount is lower than NIS 0.5 million.
**
Including profit of NIS 62 million for cumulative effect of change in accounting method (cancellation of provision for losses in respect of securities convertable into shares in investees, pursuant to first-time implementation of Standard 22).

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

1.2	Gain from sale of investments, net of impairment

	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Gain from sale of investments, net of impairment	599	5	539	-

In Q3 2007 this item included in particular: capital gain of about NIS 514 million from the sale of our holdings in ECI and about NIS 27 million from the sale of part of our holdings in Elbit Systems Ltd (“Elbit Systems”), for which the consideration was received this quarter. In the first nine months of 2007, this gain included capital gain of about NIS 15 million from the sale of our holdings in Knafaim Holdings Ltd, capital gain of about NIS 14 million from the sale of our holdings in Sheraton Moriah (Israel) Ltd, capital gain of about NIS 10 million from the sale of part of our holdings in Elbit Systems, the consideraiton for which was received in Q1, and capital gain of about NIS 23 million from the sale of our holdings in Scopus Video Networks Ltd.
In Q3 and the first nine months of 2006 this item included in particular: capital gain of about 4 million from the divestment of our holdings in Koor Trade Ltd.

1.3	Administrative, financing and other expenses, net

	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Administrative, taxes and other expenses, net	(14)	(32)	(6)	(1)
Financing expenses, net	(92)	(80)	(84)	(24)
Total administrative, financing and other expenses, net	(106)	(112)	(90)	(25)

The main impact of this item in Q3 and the first nine months of 2007 was: In the first nine months of 2007 a reduction in administrative, tax and other expenses, net, was recorded, mainly on account of a reduction in the number of employees and office-holders. In Q3, notwithstanding the foregoing, there was an increase in administrative, tax and other expenses, net, on account of a reduction in revenues from management fees and dividends. Similarly, in Q3 and the first nine months of 2007, an increase was recorded in financing expenses, net, on account of higher rates of inflation during the period and a decrease in the exchange rate of the NIS against the USD, mainly during the third quarter. The increase in financing expenses was in part restrained by a reduction in average net borrowings.

The main impact of this item in Q3 and the first nine months of 2006 was: An increase in administrative, taxes and other expenses, net, on account of expenses related to the retirement of employees and office-holders, and an increase in financing expenses, net, on account of the increase in average net borrowings. In Q3 a relative reduction was recorded in financing expenses on account of a slight increase in the rate of inflation during the quarter and from an increase in earnings from tradable securities.

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

2.	Segments of operation

2.1	Earnings before financing expenses and income tax, by operating segment (“Contribution of business segment”)

	First Nine Months of		Third Quarter of		Full Year
	2007	2006	2007	2006	2006
	M i l l i o n N I S
Agrochemicals	208	163	52	24	66
Tele-Communications Equipment	560	(79)	489	(1)	(122)
Venture capital investments	17	(12)	(7)	2	40
Other holdings	54	2	26	1	12
Total	839	74	560	26	(4)

2.1.1.	Agrochemicals business segment

	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Contribution of business segment	208	163	52	24

The main change in the results of the segment in the first nine months and Q3 2007 compared with the corresponding periods in the previous year was due to the improvement in Makhteshim Agan’s financial results and the increase in the level of Koor’s holding percentage in Makhteshim Agan.

Below follows a description of the business activity of the company in this business segment during the reporting period:

Makhteshim Agan (held 39%), reported the following financial results:
	First Nine Months of			Third Quarter of
	2007	2006	Increase (decrease)	2007	2006	Increase (decrease)
	Million USD		%	Million USD		%
Revenues	1,605	1,360	18%	496	408	22%
Gross profit	551	475	16%	164	137	20%
Operating income	251	194	29%	63	44	43%
Financing expenses	38	33	15%	15	7	114%
Net profit	158	122	29%	39	24	62%

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

The improved results of Makhteshim Agan in the first nine months and in Q3 2007 compared with the corresponding period last year, stems from several positive factors: 1. An increase in the prices of agricultural products, which caused an increase in demand for Makhteshim Agan products; 2. Relatively favorable weather conditions in most geographic areas in which Makhteshim Agan operates, which created greater than expected demand for crop protection products and contributed to a recovery of the market, which had been impacted by difficult weather conditions in 2006; 3. A material increase in product sales in the southern hemisphere, mainly in Brazil, largely due to significant growth in planted areas and demand for crop-protection products; 4. Makhteshim Agan reports its results in US Dollars, and thus the strengthening of various currencies (mainly the Real and the Euro) against the US Dollar impacted positively on the increase in revenues, notwithstanding the strengthening of the Shekel, which increased local expenses in Israel.

2.1.2	Telecommunications Equipment business segment

	First Half of		Second Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Contribution of business segment	560	(79)	489	(1)

The main changes in the results of the business segment in the first nine months and Q3 of 2007 compared to the corresponding period last year were due to the income recorded in Q3 from the current activities of ECI and the sale of our holdings therein, which came to NIS 495 million. There was additional positive impact from the improvement in the financial results of Telrad.

2.1.3	Venture Capital Investments business segment

	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Contribution of business segment	17	(12)	(7)	2

The main change in the segment's financial results in the first nine months and Q3 of 2007 compared with the same period in 2006 stems from the operating results of Koor Corporate Venture Capital, as detailed below.

Below follows a description of the business activity of the entity in this business segment during the reporting period:

Koor Corporate Venture Capital (100%), reported the following financial results:
	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	Million NIS		Million NIS
Revenues	17	(4)	-	-
Net profit	17	(12)	(7)	2

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

The increase in revenues of Koor Venture Capital in the first nine months of 2007 as compared with the corresponding period last year has been due mainly to the capital gain attributable to the partnership from the sale of its complete holdings in Scopus Video Networks Ltd, as well as the cancellation of the provision for impairment made in previous periods. The increase in net income during the first nine months of 2007 as compared with the corresponding period last year also stems from the above reason, as well as that in the corresponding period last year provisions were made for impairment in venture capital investments. The reduction in net income in Q3 2007 as compared with the corresponding quarter last year was due to a provision made for impairment this quarter.

2.1.4	Other Holdings business segment

	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Contribution of business segment	54	2	26	1

The main change in the financial results of this business segment in Q3 2007 as compared with the corresponding quarter last year was due to a capital gain caused by the disposal of our holdings in Elbit Systems. The change in the financial results of the business segment in the first nine months of 2007 as compared with the corresponding period last year has also mainly been due to the sale of our holdings in Elbit Systems, which partly took place in Q1 2007 and partly in Q3 2007, and also because in 2006 the financial results of Epsilon were included only from Q2 (the date of acquisition thereof), whereas in 2007 the financial results of Epsilon were included for three quarters.

3.	Main changes in the holdings of the Company and its investees during Q3 2007

3.1
In September 2007 ECI, an investee company of Koor at that date (approx. -28%), completed the merger transaction whereby ECI was completely sold to the Swarth Group under the control of Mr. Shaul Shani, and to various funds, of which Ashmore Investment Management was appointed their investments manager, in a transaction worth about USD 1.2 billion. The income received for Koor’s shares in ECI came to about USD 330 million. Upon completion of the transaction, Koor has recorded in Q3 2007 a capital gain of about NIS 514 million. For further information, refer to Note 3 (B) to the Financial Statements.

3.2
In November 2006 an agreement was signed for the sale of most (about 5.5%) of Koor’s holdings in Elbit Systems Ltd to Federman Enterprises Ltd for about USD 70 million. In September 2007 the final phase of the transaction was completed, when the balance of the consideration still to be paid, was transferred (about USD 44 million, including interest), and the balance of holdings in Elbit Systems (about 3.3%), that were being held in escrow, were transferred to the purchasers. For further information, refer to Note 3 (F) to the Financial Statements.

3.3	During the quarter, Koor acquired Makhteshim Agan shares in consideration for a total amount of NIS 24 million. For further information on this subject, see Note 3 (A) to the Financial Statements.

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

3.4
During the quarter, Koor invested USD 1.5 million in the Indivision private equity fund, which invests in the retail sector in India. Following quarter end, Koor invested a further USD 3 million in the fund. Koor’s total commitment to invest in the fund is USD 15 million, of which Koor has invested USD 8.25 million at the Report Date.

4.	Dividend

4.1	In August 2007, Koor’s Board of Directors decided to distribute a dividend of a total amount of NIS 150 million, representing NIS 9.0202 per share. The dividend was paid in September 2007..

4.2
At the date the financial statements were approved, the Company’s Board of Directors decided to distribute a cash distribution of approximately NIS 380 million, representing NIS 22.86 per share. Distribution of the dividend shall take place on December 10, 2007, the record date being November 25, 2007 and the exdividend date November 26, 2007

5.	Financial situation and sources of finance

5.1
	September 30, 2007		December 31, 2006
	Million NIS
Total assets in consolidated balance sheet	5,983		5,504
Investments in associated companies in the consolidated balance sheet	2,690		3,322
Shareholders’ equity	2,724		2,189
Surplus of current assets over current liabilities in the consolidated balance sheet	2,680		860
Surplus of financial liabilities over Koor’s financial assets	168	*	1,670

*	This balance does not include future receipts of about NIS 40 million expected to be received in 2007 and 2008 for transactions completed in 2007.

5.2

	First Nine Months of		Third Quarter of
	2007	2006	2007	2006
	M i l l i o n N I S
Consideration from sale of Koor holdings*	1,791	40	1,504	2
Dividends from Koor investee companies	22	104	6	47
Investments in Koor investee companies	45	930	32	639

*
Including about NIS 33 million and about NIS 38 million in respect of income presented in the financial statements under Cash and Cash Equivalents from discontinued operations in the nine months ending September 30, 2007 and 2006, respectively.

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

6.	Report on market risk exposure and management

6.1	The Company

Koor’s exposure to the USD at September 30, 2007 totalled NIS 2,028 million. Apart from that, there were no material changes during the report period in the Company’s exposure and management of market risks, in respect of the Company’s report on the subject, in the Directors’ Report for Q2 2007, dated August 15, 2007.

a.
The Company does not manage the risks of its investee companies. Hereunder are the linkage terms of monetary balances and the derivative positions of Koor and its wholly-owned subsidiaries, for which the Company manages the currency exposure, at September 30, 2007.

b.	Koor’s linkage balance sheet as at September 30, 2007 (in NIS millions):

	CPI linked	Dollar or dollar linked	Other currency or linked thereto	Unlinked	Non-monetary item	Tradable assets	Total
Assets
Current assets	197	1,977	-	678	1	91	2,944
Investments in affiliates*	64	55	-	14	2,543	-	2,676
Other investments and receivables	-	9	-	-	111	-	120
Fixed & other assets	-	-	-	-	78	-	78
Total Assets	261	2,041	-	692	2,733	91	5,818
Liabilities
Current liabilities (excluding maturities)	(16)	(10)	(3)	(66)	(15)	-	(110)
Long-term liabilities (incl. maturities)	(2,977)	(8)	-	-	-	-	(2,985)
Total Liabilities	(2,993)	(18)	(3)	(66)	(15)	-	(3,095)
Assets less liabilities, net	(2,732)	2,023	(3)	626	2,718	91	2,723
* Including loans to affiliates.

c.	Koor derivative positions as at September 30, 2007 (in NIS millions):

CPI / NIS
	Nominal value	Fair value	Nominal value	Fair value
	Up to one year		More than one year
	LONG	LONG	LONG	LONG
11. Forward contracts for hedging (1)	500	4	400	6

(1)
These contracts are intended to hedge Koor’s index-linked liabilities, so that in the event the actual CPI rises above the index level stipulated in the contract, Koor will receive the difference, and if the opposite occurs, Koor will pay the difference.

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

d.	Consolidated linkage balance sheet as at September 30, 2007 (in NIS millions):

	CPI linked	Dollar or dollar linked	Other currency or linked thereto	Unlinked	Non-monetary item	Tradable assets	Total
Assets
Current assets	164	2,020	2	678	81	91	3,036
Investments in affiliates	28	56	-	-	2,606	-	2,690
Other investments and receivables	-	13	-	-	111	-	124
Fixed & other assets	-	-	-	-	132	-	132
Total Assets	192	2,089	2	678	2,930	91	5,982
Liabilities
Current liabilities (excluding maturities)	(16)	(95)	(3)	(84)	(20)	-	(218)
Long-term liabilities (incl. maturities)	(2,985)	(31)	-	(17)	(7)	-	(3,040)
Minority interest in shareholders’ equity of consolidated companies	-	-	-	-	(1)	-	(1)
Total Liabilities	(3,001)	(126)	(3)	(101)	(28)	-	(3,259)
Assets less liabilities, net	(2,809)	1,963	(1)	577	2,902	91	2,723

e.	Consolidated derivative positions as at September 30, 2007 (in NIS millions):

CPI / NIS
	Nominal value	Fair value	Nominal value	Fair value
	Up to one year		More than one year
	LONG	LONG	LONG	LONG
11. Forward contracts for hedging (1)	500	4	400	6

(1)
These contracts are intended to hedge Koor’s index-linked liabilities, so that in the event the actual CPI rises above the index level stipulated in the contract, Koor will receive the difference, and if the opposite occurs, Koor will pay the difference.

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

6.2	Investee companies

No material changes occurred during the reporting period in the exposure of the Company’s significant investee companies to market risks and the management thereof as compared with the Company’s Directors’ Report for Q2 2007, dated August 15, 2007.

6.3	Sensitivity analysis tables for sensitive financial instruments included in the consolidated financial statements at September 30, 2007, in accordance with changes in market factors

Sensitivity analysis on changes in interest rates

		P r o f i t ( L o s s ) f r o m C h a n g e s i n I n t e r e s t R a t e
		R i s e o f		F a l l o f
	Fair value	10%	5%	10%	5%
Instrument type	M i l l i o n N I S
Debentures	(1,599)	40	20	(40)	(20)
Loans from banks	(1,348)	15	8	(15)	(8)
	(2,947)	55	27	(55)	(27)

Sensitivity analysis on changes in the exchange rate of the US dollar

		P r o f i t ( L o s s ) f r o m C h a n g e s i n t h e D o l l a r E x c h a n g e R a t e
		R i s e o f		F a l l o f
	Fair value	10%	5%	10%	5%
Instrument type	M i l l i o n N I S
Long-term deposits and loans (incl. current maturities)	5	1	-	(1)	-
Debtors and short-term debit balances	7	1	-	(1)	-
Trade receivables	37	4	2	(4)	(2)
Short-term deposits and loans	7	1	-	(1)	-
Cash and cash equivalents	1,965	196	98	(196)	(98)
Long-term loans from banks	(26)	(3)	(1)	3	1
Other long-term liabilities	(8)	(1)	-	1	-
Suppliers, creditors and credit balances	(55)	(6)	(3)	6	3
Short-term bank credit	(34)	(3)	(2)	3	2
	1,897	190	95	(190)	(95)

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

Sensitivity analysis on changes in the exchange rate of the Euro

		P r o f i t ( L o s s ) f r o m C h a n g e s i n t h e E u r o E x c h a n g e R a t e
		R i s e o f		F a l l o f
	Fair value	10%	5%	10%	5%
Instrument type	M i l l i o n N I S
Trade receivables	2	-	-	-	-

Sensitivity analysis on changes in the CPI

		P r o f i t ( L o s s ) f r o m C h a n g e s i n t h e C P I
		R i s e o f		F a l l o f
	Fair value	0.2%	0.1%	0.2%	0.1%
Instrument type	M i l l i o n N I S
Short-term deposits and loans	6	-	-	-	-

Sensitivity analysis on changes in tradable securities prices

		P r o f i t ( L o s s ) f r o m C h a n g e s i n t h e P r i c e s o f T r a d a b l e S e c u r i t i e s
		R i s e o f		F a l l o f
	Fair value	10%	5%	10%	5%
Item	M i l l i o n N I S
Investment in tradable securities	426	43	21	(43)	(21)

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

Sensitivity analysis on changes in the CPI - derivatives

		P r o f i t ( L o s s ) f r o m C h a n g e s i n t h e C P I
		R i s e o f		F a l l o f
	Fair value	0.2%	0.1%	0.2%	0.1%
Forward contract	M i l l i o n N I S
Hedging – recognized for accounting	10	1	1	(1)	(1)

7.	Quantitative Effect of Transition to International Financial Reporting Standards (IFRS)

At this time discussions are being held, concerning the treatment of grants received as participation in R&D expenses. According to one of the alternatives under consideration, grants received as participation in R&D expenses and that are expected to be refunded, shall be shown as a liability at their capitalized value.

The Company is still examining the matter. However, if the Company will be required to change its accounting treatment in this regard, the effect of the changed treatment on the Company’s consolidated balance sheet at January 1, 2007 (the opening balance sheet using IFRS) will be a reduction in the investment in associated companies, set off against a reduction in capital reserves of NIS 96 million.

Of this amount, NIS 88 million refers to the investment in ECI, which was disposed of during Q3 2007.

8.	Disclosure of the Approval Proceeding for the Financial Statements in a Reporting Corporation

8.1	The organs in the corporation in charge of overall control:

The Board of Directors of the Company and its Audit Committee.

8.2	Processes undertaken by the entities in charge of overall control in the corporation prior to approval of the financial statements of the corporation:

The Board of Directors of the Company appointed the Audit Committee of the Company to serve as a "balance sheet committee", which presents it with the main points of the detailed discussion held on issues related to the financial statements and recommends that it approve them. The financial statements are approved by the Board of Directors. The members of the "balance sheet committee" are Gideon Lahav, Avraham Asheri, Ayelet Ben-Ezer and Shlomo Rizman, who is an external director with financial expertise. The auditing accountant is invited to and attends the meetings of the "balance sheet committee" and of the Board of Directors at which the financial statements are discussed and approved, and he is required to explain the principal findings, if any, which arose during the audit or the review. The Company's internal auditor is also invited to these meetings.

The "balance sheet committee" examines, with the aid of detailed presentations made by officers and others in the Company, including the CEO, Raanan Cohen, and the comptroller,

K o o r   I n d u s t r i e s   L t d

Directors’ Report
For the First Nine Months and Third Quarter of 2007

Michal Yageel, the significant issues in the financial report, including transactions outside the ordinary course of the Company's business, if any, the material assessments and critical estimates applied in the financial statements, the reasonableness of the data, the accounting policy applied and the changes that have occurred in it, and the application of the principle of proper disclosure in the financial statements and the accompanying information. The "balance sheet committee" also examines various aspects of control and risk management, both those which are reflected in the financial statements (such as the reporting on financial risks) and those that affect the reliability of the financial statements. Where necessary, the "balance sheet committee" requests a comprehensive review of matters of significant implication.

For approval of the financial statements, the Audit Committee meets prior to the date of the Board of Directors meeting for comprehensive discussion of the material reporting issues and detailed discussion of the draft financial statements.

Raanan Cohen Chief Executive Officer	Ami Erel Chairman of the Board of Directors

Tel Aviv, November 18, 2007